------------
COHNE
RAPPAPORT
& SEGAL

------------                       Richard A. Rappaport    Daniel J. Torkelson
A PROFESSIONAL                     Roger G. Segal          Leslie Van Frank
CORPORATION                        Jeffrey L. Silvestrini  Larry R. Keller
                                   David S. Dolowitz       A. Howard Lundgren
ATTORNEYS AT LAW                   Vernon L. Hopkinson     Brian F. Roberts
                                   Keith W. Meade          Dena C. Sarandos
                                   Ray M. Beck             Edward T. Vasquez
                                   A.O. Headman, Jr.       Emily Broadhead Smoak
                                   Julie A. Bryan          Joshua K. Peterman
                                   Jeffrey R. Oritt        Thomas J. Burns


257 East 200 South, 7th Floor       Mailing Address
Salt Lake City, Utah 84111          Post Office Box 11008
(801) 532-2666                      Salt Lake City, Utah
(801) 238-4606 DIRECT FAX           84147-0008
aoh@crslaw.com DIRECT E-MAIL

Via Federal Express and EDGAR
-----------------------------

August 8, 2006

Mail Stop 6010
--------------

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:  Dauphin, Inc.
                       Revised Preliminary Information Statement on Schedule 14C File No. 0-52091

Dear Ms. Jacobs:

         We have filed a revised Preliminary Information Statement on Schedule 14C with the Commission today via EDGAR. Enclosed herewith are two copies of the Preliminary Information Statement with changes marked for your convenience. To facilitate your review of the revised Preliminary Information Statement, we will respond to each of the comments contained in your letter dated July 28, 2006. Each comment number below corresponds to the number paragraphs in your comment letter.

COMMENT 1.
----------

         "We note that you have yet to file several periodic reports for prior periods. Please file these reports within 10 business days or otherwise advise us when you plan to do so."

RESPONSE

         We have previously forwarded to SEC Staff member Daniel Lee by way of e-mail (i) a letter dated April 13, 2006 addressed to Ms. Carol Stacey, Chief Accountant, Division for Corporation Finance, from the law firm of Rieck & Crotty; and (ii) a response letter dated April 21, 2006 from Mr. Joel K. Levine,

Barbara C. Jacobs
August 8, 2006
Page 2
--------------------------------------------------------------------------------

Associate Chief Accountant dealing with Dauphin's previous filings. It is our understanding no additional historical filings are required by Dauphin.

                      Information Statement on Schedule 14C
                      -------------------------------------

COMMENT 2.
----------

         "We note that you disclose that GeoVax security holders will own 490,332,879 shares of common stock following the merger. Please revise your cover page to also disclose the percentage of common stock the security holders of GeoVax will own after the merger and the percentage of common stock that the security holders of Dauphin will own after the merger."

RESPONSE

         We have added additional disclosure on the cover page of the Information Statement to reflect percentage ownership of Dauphin common stock following the closing of the Merger by GeoVax stockholders, current Dauphin stockholders and others.

COMMENT 3.
----------

         "Please provide disclosure in your information statement with respect to the majority stockholders that acted pursuant to the written consent. Please further elaborate on when the written consent was provided and how it was obtained. Please provide us a copy of the written consent for our review. We note your disclosure on page 58 regarding the beneficial ownership of certain security holders. It does not appear that any stockholder holds a significant portion of your outstanding equity."

RESPONSE

         We have added additional disclosure in the Information Statement about the identity of the Majority Stockholders. Currently, Dauphin has 99,969,028 shares of common stock issued and outstanding and 10,000.000 shares of preferred stock issued and outstanding. Each share of Preferred Stock is entitled to 20 votes. Accordingly, there are 299,969,028 votes outstanding. The Majority Stockholders have 217,975,496 votes or approximately 73% of the total votes issued and outstanding. The Majority Stockholders are as follows:

                         Name                                 Votes
           ----------------------------------           ------------------
           Stavros N. Pagageorgiou                      1,500,000 (1)
           Helen S. Pagageorgiou                        1,500,000 (1)
           Nikolaos S. Pagageorgiou                     5,000,000 (1)
           Vasiliki A. Leandrou                         2,000,000 (1)
           Per K. Reichborn                             3,276,000 (2)

Barbara C. Jacobs
August 8, 2006
Page 3
--------------------------------------------------------------------------------

           Marinis Loukas                               2,213,896 (2)
           Rick Jones                                   1,350,000 (2)
           Peter M. Tsolinas                            1,250,000 (2)
           John Douros                                  1,732,600 (2)
           Evangelos Alexandris                         1,500,000 (2)
           Spiro Angelos                                1,000,000 (2)
           Dan. Schlapkol                               2,045,000 (2)
           Edwin E. Fromer                              1,000,000 (2)
           Mark Robins                                  2,608,000 (2)

(1) These votes are attributed to shares of preferred stock and were voted pursuant to a conversion Agreement dated May 15, 2006, a copy of which is attached hereto.

(2) These votes are attributed to shares of common stock and were obtained between June 28, 2006 and July 5, 2006. Copies of the consents are attached hereto.

COMMENT 4.
----------

         "Please advise us concerning the exemption from the registration provisions of the Securities Act you are relying upon for the issuance of securities in the merger transaction. Provide us a detailed analysis of the factual basis for your belief that the exemption is available. Among other matters, tell us whether the stockholders of GeoVax receiving your shares in the transaction were accredited or sophisticated. Please also advise us the nature of the information delivered to such stockholders or otherwise advise why such information was not required."

RESPONSE

         GeoVax has 32 stockholders of record. Dauphin intends to issue shares of its common stock to these stockholders without registration in reliance on
Section 4(2) of the Securities Act of 1933 as amended ("Securities Act") and/or Rule 506 of Regulation D. Dauphin believes that all of GeoVax's stockholders are accredited investors as that term is defined in Regulation D of the Securities Act. Dauphin shares issued to GeoVax stockholders will be restricted securities, and the certificates representing such shares will bear legends restricting their subsequent resale in the absence of registration under the Securities Act, or availability of an exemption therefrom. The GeoVax stockholders have been provided information regarding Dauphin and its business and financial condition, including copies of Dauphin's periodic reports required to be filed under Sections 13 or 15(d) of the Exchange Act. In addition, GeoVax stockholders have met and/or were given the opportunity to ask questions of Dauphin's officers and directors. Dauphin has previously received accredited investor representations

Barbara C. Jacobs
August 8, 2006
Page 4
--------------------------------------------------------------------------------

from the GeoVax stockholders and intends to bring these representations current as a condition of closing. If a GeoVax stockholder is no longer accredited, Dauphin will require such stockholder to be able to determine the merits and risk of an investment in Dauphin or appoint a purchaser representative who is able to determine the merits and risks of an investment in Dauphin.

COMMENT 5.

         "You have provided the audited balance sheet for GeoVax as of the year ended December 31, 2005 and the audited statements of income and cash flows for the two years ended December 31, 2005. Pursuant to Item
         14(c)(2) of Schedule 14A, Item 17(b)(7) of Form S-4 and Rule 14a-3(b)(1) under the Exchange Act, it appears that audited balance sheets as of the end of each of the two most recent fiscal years and audited statements of income and cash flows for each of the three most recent fiscal years for GeoVax are required. Please revise or advise us otherwise."

RESPONSE

         We have revised the Information Statement to include additional financial statements of GeoVax.

COMMENT 6.
----------

         "It appears that disclosure  pursuant to Items 14(b)(8) through (10) of
         Schedule 14A is required but have not been provided. Please revise or advise us otherwise."

RESPONSE

         The Preliminary Information Statement has been revised to include the selected financial data required by Item 14(b)(8) of Schedule 14A and proforma selected  financial  data  required by Item  14(b)(9)  of  Schedule A.  Proforma
Information required by Item 14(b)(10) is attached to the Preliminary Information Statement as an annex.

               Dauphin Management Discussion and Analysis, page 12
               ---------------------------------------------------

    GeoVax management's Discussion and Analysis or Plan of Operation, page 23
    -------------------------------------------------------------------------

COMMENT 7.
----------

         "You have provided a comparison of your and GeoVax's results of operations, respectively, for the years ended December 31, 2005 to that for the years ended December 31, 2004. Please provide a discussion of your and GeoVax's results of operations for the year-ended periods you are required to present in your financial statements."

Barbara C. Jacobs
August 8, 2006
Page 5
--------------------------------------------------------------------------------

RESPONSE

         Dauphin's and GeoVax's Management Discussion and analysis has been revised in response to comment 7 of your letter.

                              The Merger Agreement
                              --------------------

                  Issuance of Shares Prior to Closing, page 44
                  --------------------------------------------

COMMENT 8.
----------

         "Please clarify whether Dauphin has issued or will issue the shares referred to in the table on page 44."

RESPONSE

         We have revised the table on previous page 44 (now page 47). The shares referenced in the table have not been issued but Dauphin anticipates they will be issued prior to closing. We have revised the table to reflect that 40,000,000 shares, not 42,611,942 shares, will be issued for services rendered. The remaining 2,611,942 share number is a forced number based upon Dauphin's agreement with GeoVax as to the maximum number of shares of Dauphin common stock that may be issued and outstanding immediately prior to closing. The 2,611,942 may or not be issued depending upon shares required for creditors, cash equity or services.

COMMENT 9.
----------

         "We note your reference to the `shares issued in conversion of debt' and the `shares issued in conversion of preferred stock.' Please advise how you plan to convert these securities. For example, did the terms of the debt and the preferred stock contemplate conversion at the time it was issued? Does Dauphin plan to revise the terms of the securities prior to the conversion? If so, please explain. Alternatively, does Dauphin plan to conduct a tender offer or other transaction?"

RESPONSE

         All convertible debt is evidenced by a form of note that states that Dauphin shall have the right to convert the principal into Conversion Stock (i.e., $0.001 par value common stock of Dauphin) and that upon such conversion the holder agrees to waive any accrued interest. Dauphin may exercise this conversion right without any further action by the holder, after the Company has amended its Articles of Incorporation to provide sufficient authorized shares of Conversion Stock to convert all convertible debt. To facilitate the merger

Barbara C. Jacobs
August 8, 2006
Page 6
--------------------------------------------------------------------------------

between Dauphin and GeoVax, preferred stockholders executed a Conversion Agreement date May 15, 2006 pursuant to which they agreed to vote their shares in favor of the merger and to deliver to Dauphin all certificates representing preferred shares for cancellation and conversion into $0.001 par value common shares of Dauphin at the closing of the merger. Dauphin does not plan to revise any securities or to conduct a tender offer or other transaction prior to conversion of convertible debt and preferred shares.

COMMENT 10.
-----------

         "You disclose that you plan to issue aggregate of 40,000,000 shares of common stock to Hyacinth Resources and to Andrew J. Kandalepas for services rendered in connection with the merger. Please reconcile this disclosure with your table on page 44 that discloses that you will issue 42,611,942 shares of common stock for services."

RESPONSE

         Please see our response to comment 8 above. The 2,611,942 amount is a forced figure based upon the total number of shares that may be issued and outstanding prior to the closing of the merger. Currently, those shares have not been allocated to any person or for any purpose. All, part or none of such shares may be issued prior to closing dependent upon needs and conditions arising prior to closing.

Conclusion

         We believe we have addressed each of your comments and we would like to a have the Definitive Information Statement mailed to Dauphin stockholders as soon as possible. If you have any additional questions or need any additional information, please contact me immediately.

                                              Sincerely,

                                              COHNE, RAPPAPORT & SEGAL

                                              /s/ A. O. Headman, Jr.

                                              A. O. Headman, Jr.